03015760

AB 5/14/03

10 5/15/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Distributors Inc

OFFICIAL USE ONLY — FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 08 2003 DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street, Suite 302
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin I. Marsden (203) 602-6510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Time Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 16 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin I. Marsden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Distributors, Inc., as of December, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Hyacinth Natarajan
Notary Public

HYACINTH NATARAJAN
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Sage Distributors, Inc.

Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

Sage Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

Report of Independent Auditors

To the Board of Directors
Sage Distributors, Inc.

We have audited the accompanying statement of financial condition of Sage Distributors, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company is a wholly owned subsidiary of Sage Insurance Group, Inc. On a consolidated basis, Sage Insurance Group, Inc. has reported recurring losses and has a net capital deficiency. These conditions, along with the Sage Group Inc.'s decision to discontinue business activities, raise substantial doubt about Sage Insurance Group, Inc.'s ability to continue as a going concern. Because of the aforementioned conditions relating to Sage Insurance Group Inc., and the uncertainties surrounding its plans to address its liquidity problems, actions by Sage Insurance Group, Inc. could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern. The 2002 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young LLP

ERNST & YOUNG LLP

Hartford, CT
March 13, 2003

Sage Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 22,924
Other assets	21
Total assets	$ 22,945
Liabilities and shareholder's equity	
Liabilities:	
Payable to Parent and affiliate	$ 1,310
Shareholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $1.00 par value)	1,000
Paid-in capital	19,000
Retained earnings	1,635
Total shareholder's equity	21,635
Total liabilities and shareholder's equity	$ 22,945

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Income

Year ended December 31, 2002

Revenues	
Commissions from affiliate	$ 4,611,832
Investment income	271
Total revenues	4,612,103
Expenses	
Compensation and benefits	4,824,699
Commissions	4,611,832
Other expenses	1,390,405
Total expenses	10,826,936
Loss from operations	(6,214,833)
Reimbursement of expenses from Parent and affiliate	6,215,053
Income before income taxes	220
Income taxes	-
Net income	$ 220

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

Common stock (1,000 shares authorized, issued and outstanding, $1.00 par value):	
Balance at beginning and end of year	$ 1,000
Paid-in capital:	
Balance at beginning and end of year	$ 19,000
Retained earnings:	
Balance at beginning of year	$ 1,415
Net income	220
Balance at end of year	1,635
Total shareholder's equity	$ 21,635

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 220
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in payable to Parent and affiliate	358
Decrease in other assets	7
Net cash provided by operating activities	585
Net increase in cash	585
Cash at beginning of year	22,339
Cash at end of year	$ 22,924

See accompanying notes to financial statements.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Sage Distributors, Inc. (the "Company") was incorporated on September 4, 1997, as a wholly owned subsidiary of Sage Insurance Group, Inc. (the "Parent" or "SIGI"), which is a wholly-owned indirect subsidiary of Sage Group Limited, a South African Company.

The Company is the principal underwriter and broker/dealer for registered life and annuity products issued by an affiliated company, Sage Life Assurance of America, Inc. ("Sage Life"), as well as shares issued by Sage Life Investment Trust (the "Trust"), a registered investment company. The Trust provides investment options under the registered life and annuity products offered by Sage Life. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Basis of Reporting

The accompanying financial statements have been prepared in accordance accounting principles generally accepted in the United States.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Operations and Significant Accounting Policies (continued)

Federal Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return of the Parent. The federal and state income tax provisions are computed on a separate return basis and are payable to the Parent. No tax provision was recorded in 2002 due to an immaterial net income result.

2. Related Party Transactions

The Company acts as the principal securities underwriter of contracts issued by Sage Life. Effective July 24, 2000, the Company entered into a distribution agreement with Sage Life (the "Underwriting Agreement") whereby the Company is permitted to enter into selling agreements with unaffiliated broker-dealers whose registered representatives sell Sage Life products to the public. The Underwriting Agreement provides that the Company receives no compensation for providing underwriting services to Sage Life and that the Company is responsible for all of its costs in marketing Sage Life products, except for any commissions payable to registered representatives of Sage Distributors. Since the Company has inadequate revenues with which to cover these marketing and distribution costs, the Parent has historically undertaken to fund these expenses under the terms of an Expense Reimbursement Agreement between SIGI and Sage Distributors. The Company, Sage Life and SIGI agreed to amend the Underwriting Agreement and Expense Reimbursement Agreement so that Sage Life would bear, subject to certain limitations, the full costs of the Company's marketing, distribution and overhead costs effective October 1, 2002. This amendment lapsed on December 31, 2002.

3. Going Concern Uncertainty

The Company's primary cash needs have been for the funding of its marketing and distribution activities. To date, these cash needs have been met primarily through an Expense Reimbursement Agreement with its Parent and, more recently, through a similar arrangement with Sage Life that expired on December 31, 2002 (refer to Note 2 above). The Company's ability to fund its operating activities is therefore dependant on the ability of its Parent to meet its obligations in accordance with the terms of the Expense Reimbursement Agreement.

3. Going Concern Uncertainty (continued)

Since the second quarter of 2001, the Company's ultimate parent, Sage Group, has been exploring options to provide for the cash needs of SIGI and its subsidiaries, including Sage Distributors. During the fourth quarter of 2001, Sage Group announced a search for a strategic partner to fund its US interests in the face of continued currency and equity market weakness and appointed a regional investment bank to assist with the process. This capital raising effort was accompanied by expense containment programs that were initiated during the first quarter of 2002 to conserve working capital within SIGI and its subsidiaries. Sage Group accelerated its capital-raising efforts in August 2002 by appointing Merrill Lynch to explore transactions involving a number of alternative strategic approaches, including financing of cash needs through a strategic partnership or the outright sale of Sage Group's interests. Although a number of interested parties were identified, Sage Group has been unable to secure the necessary capital to sustain SIGI and its subsidiaries due, in part, to prolonged weak global capital markets and the negative sentiment that has severely impacted the life insurance sector.

On December 17, 2002, the Boards of Directors of Sage Group and SIGI approved plans to discontinue business activities in the US and undertake an orderly exit if the necessary capital was not secured by the end of the year. Effective January 1, 2003, Sage Life suspended all marketing and underwriting activities and ceased all new sales. As a result, the entire internal and external wholesaling personnel of Sage Distributors, as well as Sage Life's marketing staff, were terminated in mid-January 2003.

The Parent's decision to discontinue business activities and its net capital deficiency raise substantial doubt as to the ability of SIGI to continue as a going concern over the foreseeable future. Accordingly, these financial statements do not include all adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the eventual outcome of this uncertainty.

4. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum capital requirement for the Company is $5,000, since the Company's intention is to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2002, the Company had net capital of $21,635. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .061 to1.

5. Commitments and Contingencies

A former external wholesaler of the Company has challenged his termination in an arbitration claim brought before the National Association of Securities Dealers ("NASD") Dispute Resolution. The claim, which seeks $1,000,000 in total damages, alleges that the Company breached a provision of his employment agreement providing for an additional 18 months of guaranteed compensation, and that it defamed him by stating, in a Form U-5 filed with the NASD, that he was terminated for "lack of production". The claim also seeks punitive damages and attorneys' fees. The wholesaler subsequently sought, and received, an ex parte prejudgment remedy from a Connecticut state court attaching the assets of Sage Distributors (and amounts owed to Sage Distributors by Sage entities) to be maintained until the NASD arbitration panel issues its award.

The Company has exercised its right to challenge the prejudgment remedy, and an evidentiary hearing was held in January 2003. To date, no decision has been issued. Sage Distributors has filed an appearance and an answer in the NASD action and the Company intends to vigorously defend the claim. While it is impossible to determine with absolute certainty the probable outcome of this claim, the Company believes the prejudgment remedy will be significantly reduced. The Company currently estimates that the maximum likely award in the event of an unfavorable outcome would be approximately $235;000. The Company believes the possibility that the claimant will ultimately prevail on the slander and punitive damages charges are remote.

Supplemental Information

Sage Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital	
Total shareholder's equity	$21,635
Net capital	$21,635
Aggregate indebtedness	$ 1,310
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess of net capital over minimum required	$16,635
Ratio of aggregate indebtedness to net capital	.061 to 1

There are no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2000 Part IIA FOCUS filing.

Sage Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Independent Auditors' Supplementary
Report on Internal Control

Board of Directors
Sage Distributors, Inc.

In planning and performing our audit of the financial statements of Sage Distributors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

Hartford, CT
March 13, 2003